Summarized Minutes of the Meeting of the Board of Directors

DATE AND TIME: On April 30, 2025, at 9:00 a.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The majority of the elected members, with the attendance of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Taking into consideration the resolutions of Stockholders in the Annual and Extraordinary General Stockholders' Meeting held on April 17, 2025 and after discussing the topics below, the Board members resolved:

BOARD OF OFFICERS

1) To set at 48 the number of seats on the Board of Officers for the annual term of office that will be effective until the investiture of the members elected at the Meeting of the Board of Directors to be held immediately after the Annual General Stockholders' Meeting of 2026, composed of the Chief Executive Officer and Member of the Executive Committee, 10 Officers and Members of the Executive Committee and 37 Officers.

2) **To reelect** MILTON MALUHY FILHO, ANDRÉ LUÍS TEIXEIRA RODRIGUES, CARLOS FERNANDO ROSSI CONSTANTINI, CARLOS ORESTES VANZO, FLÁVIO AUGUSTO AGUIAR DE SOUZA, GABRIEL AMADO DE MOURA, JOSÉ VIRGILIO VITA NETO, MATIAS GRANATA, PEDRO PAULO GIUBBINA LORENZINI, RICARDO RIBEIRO MANDACARU GUERRA, SERGIO GUILLINET FAJERMAN, ADRIANO CABRAL VOLPINI, ÁLVARO FELIPE RIZZI RODRIGUES, ANDRE BALESTRIN CESTARE, ANDRÉ MAURICIO GERALDES MARTINS, CRISTIANO GUIMARÃES DUARTE, DANIEL SPOSITO PASTORE, DANIELA PEREIRA BOTTAI, EMERSON MACEDO BORTOLOTO, ERIC ANDRÉ ALTAFIM, FELIPE PICCOLI AVERSA, GUILHERME BARROS LEITE DE ALBUQUERQUE MARANHÃO, GUSTAVO LOPES RODRIGUES, JOÃO FILIPE FERNANDES DA COSTA ARAÚJO, JOSÉ GERALDO FRANCO ORTIZ JUNIOR, LINEU CARLOS FERRAZ DE ANDRADE, LUCIANA NICOLA, MAIRA BLINI DE CARVALHO, MARCIA KINSCH DE LIMA, MARIO NEWTON NAZARETH MIGUEL, MAYARA ARCI REZECK, MICHELE MARIA VITA, PAULO SERGIO MIRON, PEDRO HENRIQUE MOREIRA RIBEIRO, RAFAEL VIETTI DA FONSECA, RENATO BARBOSA DO NASCIMENTO, RENATO DA SILVA

Summarized Minutes of the Meeting of the Board of Directors

CARVALHO, RENATO LULIA JACOB, RODRIGO ANDRÉ LEIRAS CARNEIRO, RUBENS FOGLI NETTO, THALES FERREIRA SILVA, TATIANA GRECCO and VINICIUS SANTANA, and **to elect** DANIEL MENEZES SANTANA, FELIPE XAVIER MINHOTO TAMBELINI, LUIS EDUARDO GROSS SIQUEIRA CUNHA, RICARDO NUNO DELGADO GONÇALVES and RITA RODRIGUES FERREIRA CARVALHO, all of whom qualified below, for the annual term of office that will be effective until the investiture of the members elected at the Meeting of the Board of Directors to be held immediately after the Annual General Stockholders' Meeting of 2026, with the Board of Officers thus being composed as follows:

BOARD OF OFFICERS

Chief Executive Officer and Member of the Executive Committee:

MILTON MALUHY FILHO, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 27.462.284-1, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 252.026.488-80, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

Officers and Members of the Executive Committee:

ANDRÉ LUÍS TEIXEIRA RODRIGUES, Brazilian, divorced, engineer, bearer of Identity Card (RG-SSP/SP) No. 35.318.961-3, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 799.914.406-15;

CARLOS FERNANDO ROSSI CONSTANTINI, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 23.943.904-11, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 166.945.868-76;

CARLOS ORESTES VANZO, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 19.972.959-1, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 122.230.988-27;

FLÁVIO AUGUSTO AGUIAR DE SOUZA, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 56.891.471-5, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 747.438.136-20;

Summarized Minutes of the Meeting of the Board of Directors

GABRIEL AMADO DE MOURA, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 27.758.827-3, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 247.648.348-63;

JOSÉ VIRGILIO VITA NETO, Brazilian, divorced, lawyer, bearer of Identity Card (RG-SSP/SP) No. 28.102.942-8, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 223.403.628-30;

MATIAS GRANATA, Argentinean, married, economist, bearer of Alien Registration Card (RNE-CGPI/DIREX/DPF) No. V343726-G, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 228.724.568-56;

PEDRO PAULO GIUBBINA LORENZINI, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 12.276.359-2, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 103.594.548-79;

RICARDO RIBEIRO MANDACARU GUERRA, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 7.982.129, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 176.040.328-85; and

SERGIO GUILLINET FAJERMAN, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 04.137.542-9, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 018.518.957-10,

all of them domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, PI, Parque Jabaquara, CEP 04344-902.

Officers:

ADRIANO CABRAL VOLPINI, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 22.346.052-7, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 162.572.558-21;

ÁLVARO FELIPE RIZZI RODRIGUES, Brazilian, in a common-law marriage, lawyer, bearer of Identity Card (RG-SSP/MG) No. M-6.087.593, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 166.644.028-07;

Summarized Minutes of the Meeting of the Board of Directors

ANDRE BALESTRIN CESTARE, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 28.909.394-6, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 213.634.648-25;

ANDRÉ MAURICIO GERALDES MARTINS, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 20.370.022-3, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 276.540.908-03;

CRISTIANO GUIMARÃES DUARTE, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 52.635.293-0, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 024.311.796-56;

DANIEL MENEZES SANTANA, Brazilian, married, system analyst, bearer of Identity Card (RG-SSP/BA) No. 07.140.410-41, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 008.752.405-85;

DANIEL SPOSITO PASTORE, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 26.744.689-5, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 283.484.258-29;

DANIELA PEREIRA BOTTAI, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 15.834.790-0, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 142.407.238-76;

EMERSON MACEDO BORTOLOTO, Brazilian, married, data processing technologist, bearer of Identity Card (RG-SSP/SP) No. 22.587.899-9, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 186.130.758-60;

ERIC ANDRÉ ALTAFIM, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 26.721.318-9, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 273.383.788-51;
FELIPE PICCOLI AVERSA, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 33.840.960-9, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 318.323.548-06;

Summarized Minutes of the Meeting of the Board of Directors

FELIPE XAVIER MINHOTO TAMBELINI, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 45.973.385-0, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 325.271.438-8;

GUILHERME BARROS LEITE DE ALBUQUERQUE MARANHÃO, Brazilian, married, bank employee, bearer of Identity Card (RG-SSP/SP) No. 27.759.654-3, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 223.105.878-26;

GUSTAVO LOPES RODRIGUES, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 29.460.496-0, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 219.738.878-94;

JOÃO FILIPE FERNANDES DA COSTA ARAÚJO, Portuguese, married, business administrator, bearer of Alien Registration Card (RNE-CGPI/DIREX/DPF) No. V850279Q, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 235.622.618-45;

JOSÉ GERALDO FRANCO ORTIZ JUNIOR, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 32.903.067-X, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 290.270.568-97;

LINEU CARLOS FERRAZ DE ANDRADE, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 02.112.992-2, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 105.260.778-08;

LUCIANA NICOLA, Brazilian, divorced, bank employee, bearer of Identity Card (RG-SSP/SP) No. 29.629.386-6, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 270.049.978-63;

LUÍS EDUARDO GROSS SIQUEIRA CUNHA, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 15.167.350-0, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 132.780.368-24;

MAIRA BLINI DE CARVALHO, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 33.571.737-8, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 327.908.828-35;

Summarized Minutes of the Meeting of the Board of Directors

MARCIA KINSCH DE LIMA, Brazilian, married, bank employee, bearer of Identity Card (RG-SSP/MG) No. 6672432, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 956.038.326-49;

MARIO NEWTON NAZARETH MIGUEL, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 029.362.315-6, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 216.756.218-70;

MAYARA ARCI REZECK, Brazilian, divorced, bank employee, bearer of Identity Card (RG-SSP/MG) No. 12.516.485, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 079.433.926-39;

MICHELE MARIA VITA, Italian, married, business administrator, bearer of Alien Registration Card (RNE-CGPI/DIREX/DPF) No. W101618M, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 217.835.478-55;

PAULO SERGIO MIRON, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 16.191.136-5, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 076.444.278-30;

PEDRO HENRIQUE MOREIRA RIBEIRO, Brazilian, in a common-law marriage, lawyer, bearer of Identity Card (RG-SSP/RJ) No. 36.154.000-0, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 287.908.168-89;

RAFAEL VIETTI DA FONSECA, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 34.646.056-6, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 223.949.378-07;

RENATO BARBOSA DO NASCIMENTO, Brazilian, married, accountant, bearer of Identity Card (RG-SSP/SP) No. 21.582.888-4, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 161.373.518-90;

RENATO DA SILVA CARVALHO, Brazilian, married, production engineer, bearer of Identity Card (RG-IFP/RJ) No. 10.073.128-0, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 033.810.967-61;

Summarized Minutes of the Meeting of the Board of Directors

RENATO LULIA JACOB, Brazilian, married, bank employee, bearer of Identity Card (RG-SSP/SP) No. 13.598.470-1, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 118.058.578-00;

RICARDO NUNO DELGADO GONÇALVES, Portuguese, divorced, business administrator, bearer of Alien Registration Card (RNE-CGPI/DIREX/DPF) No. W613015-1, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 251.863.858-08;

RITA RODRIGUES FERREIRA CARVALHO, Brazilian, married, actuary, bearer of Identity Card (RG-IFP/RJ) No. 10.047.290-1, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 037.511.527-76;

RODRIGO ANDRE LEIRAS CARNEIRO, Brazilian, married, economist, bearer of Identity Card (RG-IFP-RJ) No. 09.685.506-9, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 070.227.907-28;

RUBENS FOGLI NETTO, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 16.775.917-6, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 255.989.658-36;

THALES FERREIRA SILVA, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 37075036-6, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 831.623.301-06;

TATIANA GRECCO, Brazilian, married, civil construction technologist, bearer of Identity Card (RG-SSP/SP) No. 22.539.046-2, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 167.629.258-63; and

VINICIUS SANTANA, Brazilian, married, mathematician, bearer of Identity Card (RG-SSP/SP) No. 30.974.516-0, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 286.045.658-92,

all of them domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902.

Summarized Minutes of the Meeting of the Board of Directors

2.1) It was recorded that the investiture of Officer Rita Rodrigues Ferreira Carvalho at the Company will only take place after the end of her term of office at Itaú Corretora de Valores S.A., to avoid conflicts of interest, in compliance with Article 8, paragraph 4 of Law No. 4,728/65.

3) To register (i) the submission of the documents supporting compliance with prior eligibility conditions provided for in Articles 146 and 147 of Law No. 6,404/76 and regulations in effect, particularly Resolution No. 4,970/21 of the National Monetary Council ("CMN") and Attachment K of Resolution No. 80/22 of the Brazilian Securities and Exchange Commission ("CVM"), including clearance certificates, and all these documents were filed at the Company's head office; and (ii) that the investiture of the elected members will be formalized as soon as their elections are ratified by the Central Bank of Brazil ("BACEN" or "BCB").

4) With respect to the Committees reporting to the Board of Directors, to establish the following compositions for the next annual term of office that will be effective until the investiture of those elected by the first Meeting of the Board of Directors held immediately after the Annual General Stockholders' Meeting of 2026:

AUDIT COMMITTEE

(i) To reelect **ALEXANDRE DE BARROS**, **FERNANDO BARÇANTE TOSTES MALTA**, **LUCIANA PIRES DIAS**, **MARIA HELENA DOS SANTOS FERNANDES DE SANTANA**, **RICARDO BALDIN** and **ROGÉRIO CARVALHO BRAGA**, all qualified below;

(ii) To establish the following composition of the Audit Committee:

Chairwoman: MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 6.578.061-9, and enrolled with Individual Taxpayer's Registry (CPF) under the No. 036.221.618-50, domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902.

Members: ALEXANDRE DE BARROS, Brazilian, married, engineer, bearer of Identity Card (RG- SSP/SP) No. 6.877.956-2, and enrolled with the Individual Taxpayer's Registry (CPF) under No. 040.036.688-63; **FERNANDO BARÇANTE TOSTES MALTA,** Brazilian, divorced,

system analyst, bearer of Identity Card (RG-IFP/RJ) No. 07.292.860-9, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 992.648.037-34; **LUCIANA PIRES DIAS**, Brazilian, single, lawyer, bearer of Identity card (RG-SSP/SP) No. 26.180.321-9, and enrolled with the Individual taxpayer's Registry (CPF) under No. 251.151.348-02; **RICARDO BALDIN**, Brazilian, married, accountant, bearer of Identity Card (RG-SSP/RS) No. 100.055.532-6, and enrolled with the Individual Taxpayer's Registry (CPF) under No. 163.678.040-72; and **ROGÉRIO CARVALHO BRAGA**, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 8.130.174-1, and enrolled with the Individual Taxpayer's Registry (CPF) under No. 625.816.948-15, all of them domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902.

(iii) To register the submission by the members of the Audit Committee of the documents supporting compliance with prior eligibility conditions provided for in Articles 146 and 147 of Law No. 6,404/76 and in regulations in effect, particularly CMN Resolutions No. 4,970/21 and No. 4,910/21, which shall be filed at the Company's head office, and that the investiture of the elected members will be formalized as soon as their elections are ratified by BACEN; and

(iv) To register that **RICARDO BALDIN** is the Audit Committee's member of the Itaú Unibanco Conglomerate who has proven knowledge in the accounting and auditing fields (financial expert) and that his reelection is on an exceptional basis, as he has already turned 70 years old.

STRATEGY COMMITTEE

Chairman: PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of the Identity Card (RG-SSP/SP) No. 19.979.952-0, and enrolled with the Brazilian Taxpayer's Registry (CPF) under the No. 551.222.567-72, domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

Members: JOÃO MOREIRA SALLES, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 33.180.899-7, and enrolled with the Brazilian Taxpayer's Registry (CPF) under the No. 295.520.008-58; **MARCOS MARINHO LUTZ**, Brazilian, married, marine engineer, bearer of the Identity Card (RG-SSP/SP) No. 15.649.492-9, and enrolled with the Brazilian Taxpayer's Registry (CPF) under the No. 147.274.178-12; **RICARDO VILLELA**

Summarized Minutes of the Meeting of the Board of Directors

MARINO, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 15.111.115-7, and enrolled with the Brazilian Taxpayer's Registry (CPF) under the No. 252.398.288-90; and **ROBERTO EGYDIO SETUBAL,** Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 4.548.549-5, and enrolled with the Brazilian Taxpayer's Registry (CPF) under the No. 007.738.228-52, all of them domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902.

RISK AND CAPITAL MANAGEMENT COMMITTEE

Chairman: PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of Identity Card (RG-IFP/RJ) No. 03.733.122-0, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 548.346.867-87, domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902.

Members: CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 10.266.958-2, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 039.690.188-38, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; and **ROBERTO EGYDIO SETUBAL**, already qualified above.

NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

Chairman: PEDRO MOREIRA SALLES, already qualified above.

Members: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of the Brazilian Identity Card (RG-SSP/SP) No. 6.045.777-6, and enrolled with the Brazilian Taxpayer's Registry (CPF) under the No. 014.414.218-07; **ANA LÚCIA DE MATTOS BARRETTO VILLELA,** Brazilian, married, teacher, bearer of the Brazilian Identity Card (RG-SSP/SP) No. 13.861.521-4, and enrolled with the Brazilian Taxpayer's Registry (CPF) under the No. 066.530.828-06, both domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; **CANDIDO BOTELHO BRACHER**; and **PEDRO LUIZ BODIN DE MORAES**, both already qualified above.

Summarized Minutes of the Meeting of the Board of Directors

COMMITTEE OF RELATED PARTIES

Chairwoman: MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, already qualified above.

Members: CANDIDO BOTELHO BRACHER; and **PEDRO LUIZ BODIN DE MORAES**, both already qualified above.

PERSONNEL COMMITTEE

Chairman: PEDRO MOREIRA SALLES, already qualified above.

Members: ALFREDO EGYDIO SETUBAL; ANA LÚCIA DE MATTOS BARRETTO VILLELA, both already qualified above; **CESAR NIVALDO GON**, Brazilian, married, businessman, bearer of Identity Card (RG-SSP/SP) No. 19.772.487-5, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 154.974.508-57; and **PAULO ANTUNES VERAS**, Brazilian, in a common-law marriage, engineer, bearer of Identity Card (RG-SSP/SP) No. 12.856.600-0, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 179.984.168-58, both domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902.

COMPENSATION COMMITTEE

Chairman: ROBERTO EGYDIO SETUBAL, already qualified above.

Members: GERALDO JOSÉ CARBONE (non-management member), Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 8.534.857-0, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 952.589.818-00, domiciled in the city and state of São Paulo (SP) at Rua do Rocio, 84, 10º andar, Vila Olímpia, CEP 04552-000; **CANDIDO BOTELHO BRACHER**; and **JOÃO MOREIRA SALLES**, both already qualified above.

ENVIRONMENTAL, SOCIAL AND CLIMATE RESPONSIBILITY COMMITTEE

Chairman: ALFREDO EGYDIO SETUBAL, already qualified above.

Summarized Minutes of the Meeting of the Board of Directors

Members: ANA LÚCIA DE MATTOS BARRETTO VILLELA; CANDIDO BOTELHO BRACHER; PAULO ANTUNES VERAS; and **PEDRO MOREIRA SALLES**, all of whom already qualified above.

CUSTOMER EXPERIENCE COMMITTEE

Chairman: CESAR NIVALDO GON, already qualified above;

Members: FABRÍCIO BLOSI ROCHA, Brazilian, married, businessman, bearer of Identity Card (RG-SSP/BA) No. 800.7321-20, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 263.679.838-21; **MILTON MALUHY FILHO**, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 27.462.284-1, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 252.026.488-80, both domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; **PAULO ANTUNES VERAS; PEDRO MOREIRA SALLES**; and **ROBERTO EGYDIO SETUBAL**, all of whom already qualified above.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted these minutes and, after they were read and approved by all, they were signed by the meeting attendees. São Paulo (SP), April 30, 2025. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino - Vice-Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fabrício Bloisi Rocha, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes – Board members.

GUSTAVO LOPES RODRIGUES

Investor Relations Officer